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                                   EXHIBIT 2

                          Proposal dated March 6, 1998


                                 March 6, 1998



Board of Directors
Pollo Tropical, Inc.
7300 North Kendall Drive
8th Floor
Miami, Florida  33156

Gentlemen:

         I am pleased to make a proposal, on behalf of myself, Molly Harris and
W. Carl Drew, to acquire all of the outstanding shares of common stock of Pollo Tropical, Inc. (the "Company") not currently owned by us (the "Remaining Shares"). The transaction would be structured as a cash merger in which each holder of Remaining Shares would receive $9.50 per share.

         We believe that such a transaction would result in substantial benefits to the Company and the holders of the Remaining Shares and would provide the holders of the Remaining Shares with the opportunity to realize a fair and generous cash value for their shares. The offer price of $9.50 per Remaining Share represents a premium of approximately 19% over the closing sale price of the Company's common stock on March 5, 1998, and a premium of approximately 28% over the closing sale price of the Company's common stock three months ago on December 5, 1997.

         Such a transaction would permit the holders of the Remaining Shares to obtain at an attractive premium liquidity which is not normally available to them in light of the thinly traded market for the Company's common stock. Indeed, the price of $9.50 per share is higher than any closing sale price of the Company's common stock during the past 31 months. We also believe that the acquisition can be structured to accommodate and promote the interests of the Company's employees and customers.

         This proposal is subject, among other things, to the following conditions:

                  1. the execution of a definitive Merger Agreement with the Company containing representations, covenants, conditions and other terms usual for transactions of this type,

                  2. approval of the transaction by a Special Committee of the Board of Directors of the Company, the Board of Directors of the Company and the Company's shareholders,

                  3. the receipt of satisfactory financing for the transaction,

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                  4.     the receipt of a fairness opinion from the financial
         advisor to the Special Committee stating that the proposed transaction is fair, from a financial point of view, to the holders of the Remaining Shares, and

                  5. the absence of any dividend declarations or payments between the date of this letter and the closing of the transaction.

         Our advisors are in the process of preparing a definitive Merger Agreement relating to the transaction, which we will provide you in the near future. In addition, we have engaged Wheat First Union to advise us with respect to the transaction, and we have received a letter from Quad-C, Inc. confirming its interest in providing the common equity necessary to support our proposal, subject of course to customary conditions, including confirmatory due diligence. In its letter, Quad-C, Inc. also confirms that it has received a letter from a financial institution expressing such institution's interest in providing, subject to customary conditions, the senior debt financing required for the transaction. Based on these letters and our discussions, we believe that satisfactory financing will be available in order to consummate the transaction promptly.

         We wish to make it clear that we are not interested under any circumstances in selling our entire interest in the Company.

         We expect that you will desire to deliberate on this proposal through a Special Committee of disinterested directors and that such committee will desire to retain its own advisors to assist in those deliberations. We look forward to working with you and the advisors to the Special Committee to complete this transaction and trust you will give this proposal your prompt attention. We, of course, reserve the right to amend or withdraw this proposal at any time in our sole discretion.

                                               Very truly yours,



                                               /s/ Larry J. Harris
                                               -------------------------------
                                               Larry J. Harris

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